SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          FORM 8-A/A
                        ______________

            AMENDING FORM 8-A DATED AUGUST 26, 1986


       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                       TANDY CORPORATION
    ______________________________________________________
    (Exact name of registrant as specified in its charter)

            Delaware                       75-1047710
   _______________________________________________________
   (State of incorporation or           (I.R.S. Employer
          organization)                Identification No.)
  100 Throckmorton Street, Suite 1700
  Fort Worth, Texas                           76102
   _______________________________________________________
 (Address of principal executive           (Zip Code)
            offices)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [__]

          Securities Act registration statement file number to which this form relates (if applicable): Not applicable

 Securities to be registered pursuant to Section 12(b) of the
                             Act:

Title of each class                Name of each exchange
to be so registered                on which each class
__________________                 is to be registered
                                   ____________________

Preferred Stock Purchase Rights    New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the
Act:

                             None
                       (Title of Class)

                            AMENDMENT
              TO FORM 8-A filed on August 26, 1986

      The undersigned registrant hereby amends Item 1 of its Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 on Form 8-A, filed August 26, 1986 (the "Form 8-A"), as set forth below:

     Item 1 of the Form 8-A is amended by substituting the following:

Item 1.   Description of Securities to be Registered.

     On July 24, 1999, the Board of Directors of Tandy Corporation approved an Amended and Restated Rights Agreement with BankBoston, N.A., as Rights Agent. This agreement amends and restates the rights agreement between Tandy Corporation and The First National Bank of Boston (n/k/a BankBoston, N.A.), dated as of August 15, 1986, and amended on June 24, 1988 and June 22, 1990. The Amended and Restated Rights Agreement:

     *    extends the term of the rights for ten years;

     * increases the purchase price of the rights to today's equivalent of $250 per right;

     * removes the delayed amendment and delayed redemption provisions;

     * reduces the fraction of a share of preferred stock issuable upon exercise of each right from 1/1,000th to 1/10,000th;

     *    adds an exchange option for the rights;

     * adjusts the redemption price from $.05 per right to $.01 per right; and

     *    makes other modifications to the terms of the rights.

      This summary of the rights is not a full description of the rights agreement or the terms of the rights. For a more complete description, you should read the Amended and Restated Rights Agreement, dated as of July 26, 1999, between Tandy and BankBoston, N.A., as Rights Agent. We have filed a copy of the Amended and Restated Rights Agreement with the Securities and Exchange Commission as an exhibit to our Registration Statement on Form 8-A. You may also request a copy of the Amended and Restated Rights Agreement free of charge from Tandy Corporation, 100 Throckmorton Street, Suite 1800, Fort Worth, Texas 76102,
Attention: Corporate Secretary or you may obtain a copy by accessing the Securities and Exchange Commission website at http://www.sec.gov.

     A.  Rights and Rights Certificates
         ------------------------------
         The rights are attached to and trade with your shares of Tandy common stock. Currently, there are no separate certificates representing the rights. If the rights become exercisable, we will distribute separate rights certificates. Until that time, as long as the rights remain outstanding, any transfer of shares of Tandy common stock will also constitute the transfer of the rights associated with those shares of common stock.

     The rights will become exerciseable upon the earlier to occur of:

     * the public announcement that a person or group of persons has acquired 15% or more of Tandy's outstanding common stock, except in connection with an offer approved by the Board of Directors; or

     * the close of business on the tenth business day, or a later date determined by the Board of Directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of Tandy's outstanding common stock.

     B.  Expiration of Rights
         --------------------
         The rights will expire at 5:00 P.M., Texas time, on July
26, 2009, unless we redeem or exchange the rights before that date.

     C.  Flip-In Right
         -------------
         If any person or group of persons acquires 15% or more of Tandy's outstanding common stock, each holder of a right, except the acquiring person, will have the right to receive the number of shares of common stock, one ten-thousandths of a share of preferred stock or other securities of Tandy with a value equal to two times the purchase price of the rights (the "flip-in right").

        For example, if the rights are triggered, each holder of a right may purchase shares of common stock or common stock equivalents worth $500 for $250, which is the purchase price of the rights.

        How to calculate at an assumed market price of $50:

        $250 (your purchase price) x $50 = 5 shares

        5 shares x 2 (flip-in right) = 10 shares

        10 shares x $50 = $500 (value of Tandy common stock that you would receive upon exercise of the flip-in right).

     D.  Offers Approved by Tandy's Board of Directors
         ---------------------------------------------
         A person or group of persons who acquire 15% or more of Tandy's stock will not trigger the rights if a majority of the members of Tandy's Board of Directors has approved the offer and determined that it is in the best interests of Tandy and its shareholders.

     E.  Flip-Over Right
         ---------------
         If at any time after the flip-in rights are triggered and any of the situations listed below occur, then each holders of a right, except a person holding 15% or more of its common stock, or any of that person's affiliates or associates (an "interested stockholder"), may purchase, upon the exercise of each right at the then-current purchase price, that number of shares of common stock of the acquiring or surviving company with a market value equal to two times the purchase price.

         Flip-over rights are triggered when:
         -----------------------------------

         * Tandy consolidates with or merges into an interested stockholder, or any other entity if all holders of Tandy's common stock are not treated alike in the transaction;

         * an interested stockholder, or any other entity if all holders of Tandy's common stock are not treated alike in the transaction, consolidates with or merges into Tandy; or

         * Tandy sells or otherwise transfers to an interested stockholder, or to any other entity if all holders of Tandy's common stock are not treated alike in the transaction, 50% or more of its assets or earning power.

         F.  Redemption of Rights
         --------------------
         We may redeem the rights at any time before the earlier of the date that the flip-in rights are triggered and the expiration of the rights. We may also redeem the rights under certain circumstances after the flip-in right has been triggered but before the expiration of any period during which the flip-in right may be exercised.

         The redemption price is $.01 per right. Upon the effective date of the redemption of the rights, the rights will terminate and rights holders will only be entitled to receive the redemption price. We may only redeem rights if a majority of the members of the Board of Directors authorizes the redemption.

     G.  Exchange of Rights
         ------------------
         After a person or group of persons acquires 15% of Tandy's outstanding common stock but before that person or group beneficially owns 50% or more of Tandy's common stock, we may, at our option, exchange the rights at an exchange ratio of one share of common stock per right, adjusted to reflect any stock split, stock dividend or similar transaction involving either the common stock or the preferred stock. Rights held by an acquiring person are not entitled to these exchange rights. We may only exchange rights if a majority of the members of the Board of Directors authorizes the exchange.

     H.  Adjustments
         -----------
         If, at any time before the rights are triggered, we split, subdivide, combine or consolidate our common stock, or declare a dividend on our common stock payable in common stock then, to prevent dilution of the rights, we will adjust either:

     * the number of rights associated with each share of common stock outstanding or

     * the fraction of a share of preferred stock issuable upon exercise of each right.

         In addition, the purchase price payable and/or the number of shares of preferred stock or other securities issuable upon exercise of the rights may be adjusted to prevent dilution upon:

     * stock splits, stock dividends, subdivisions, combinations or reclassifications of the preferred stock,

     * below market issuances of preferred stock or rights or warrants to subscribe for or convert into preferred stock, or

     * distributions to holders of the preferred stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in preferred stock) or of subscription rights or warrants, with some exceptions.

     I.  The Preferred Stock
         -------------------
         The preferred stock purchasable upon exercise of the rights is designated as "Series A Junior Participating Preferred Stock." The terms of the Series A Junior Participating Preferred Stock are contained in an Amended Certificate of Designations, Rights and Preferences filed with the Secretary of State of the State of Delaware.

Item 2.   Exhibits
          --------
          4.1 Form of Amended and Restated Rights Agreement dated as of July 26, 1999 between the Company and BankBoston, N.A., as Rights Agent, which includes, as Exhibit A thereto, the form of Amended Certificate of Designations specifying the terms of the Preferred Stock and, as Exhibit B thereto, the form of Rights Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

          99.1 Press Release dated July 27, 1999 announcing the adoption of the Amended and Restated Rights
               Agreement.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                TANDY CORPORATION

                                By:  /s/ Mark C. Hill
                                   ___________________
                                   Name:  Mark C. Hill
                                   Title: Senior Vice President,
                                          Corporate Secretary and
                                          General Counsel


Dated:  July 26, 1999

                          EXHIBIT INDEX

   Exhibit             Description

    4.1 Form of Amended and Restated Rights Agreement dated as of July 26, 1999 between the Company and BankBoston, N.A., as Rights Agent, which includes, as Exhibit A thereto, the form of Amended Certificate of Designations specifying the terms of the Preferred Stock and, as Exhibit B thereto, the form of Rights Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

   99.1 Press Release dated July 27, 1999 announcing the adoption of the Amended and Restated Rights
          Agreement.